Filed by International DisplayWorks, Inc.
(Commission File No. 000-27002)
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: International DisplayWorks, Inc.
(Commission File No. 000-27002)
This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of September 4, 2006, by and among International DisplayWorks, Inc., Flextronics International, Ltd. and Granite Acquisition Corp., a wholly-owned subsidiary of Flextronics.
On October 23, 2006, Alan Lefko, Vice President of Finance of International DisplayWorks, Inc., sent the following letter communication to the holders of stock options of International DisplayWorks, Inc. under its 2000 Equity Incentive Plan.

To:	Holders of Stock Options of International DisplayWorks, Inc. (“IDW”) under the 2000 Equity Incentive Plan (the “Plan”)
          IDW recently entered into an Agreement and Plan of Merger dated September 4, 2006 (the “Merger Agreement”) with Flextronics International Ltd., a Singapore company (“Flextronics”) and Granite Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Flextronics whereby Granite Acquisition Corp. will merge with and into IDW with IDW continuing as the surviving company and becoming a wholly-owned subsidiary of Flextronics (the “Merger”).
          Our records indicate that you hold an option or options to purchase IDW common stock under the 2000 Plan (the “Option(s)”). In accordance with Article 5.2 of the Plan, we are providing you notice of the following: i) the proposed Merger; and (ii) pursuant to the provisions of the Merger Agreement and the Plan, upon approval of the Merger by IDW’s stockholders, your Option(s), to the extent unvested, will accelerate in vesting in its entirety and become fully exercisable pursuant to the terms of the Plan and your Option agreement with IDW relating to the Option(s).
          Further, in accordance with Article 5.1 of the Plan, if you do not exercise your Option(s), in whole or in part, before the closing date of the Merger, the unexercised portion of your Option(s) will automatically terminate in its entirety and be of no further value, force or effect.
          Should you desire to exercise your Option(s), please complete and execute the form of exercise notice attached hereto, and transmit it to my attention before the closing date of the Merger.
          Please note that IDW can give no assurance that the merger will be completed, and cannot predict what the final exchange ratio will be, the trading prices of IDW shares and Flextronics ordinary shares prior to the merger or the trading price of Flextronics ordinary shares after the merger. You are encouraged to read the detailed disclosures in the preliminary and definitive proxy statement/prospectus prepared in connection with the proposed merger, as described below under the heading “Additional Information and Where to Find It,” and urged to pay particular attention to the risk factors described therein.

     If you have any questions regarding this letter, please contact me at (916) 797-6805 or via electronic mail at alefko@idwusa.com. Thank you for your immediate attention to this matter.
Very truly yours,
Alan M. Lefko
Vice President of Finance
Additional Information and Where to Find It:
In connection with the proposed merger, Flextronics International Ltd. (“Flextronics”) filed a registration statement on Form S-4 (SEC File No. 333-137749) with the Securities and Exchange Commission (“SEC”) on October 2, 2006, which contained a preliminary proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary proxy statement/prospectus carefully, as well as the definitive proxy statement/prospectus and related materials when they become available, because they contain, and will contain, important information about Flextronics, IDW and the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders that hold shares of IDW common stock on the record date for the IDW special meeting related to the proposed merger. The preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and IDW have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to IDW:

Flextronics International Ltd.	International DisplayWorks, Inc.
2090 Fortune Drive	1613 Santa Clara Drive, Suite 100
San Jose, California 95131	Roseville, CA 95661-3542
Attention: Investor Relations	Attention: Corporate Secretary
Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
IDW and its directors and executive officers, and Flextronics and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from IDW stockholders in connection with the proposed merger. Information regarding any special interests of these directors and executive officers in the proposed transaction will be included in the preliminary proxy statement/prospectus and definitive proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Flextronics is included in Flextronics’s definitive proxy statement for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations for Flextronics, as described above. Additional information regarding the directors and executive officers of IDW is included in IDW’s proxy statement for the 2006 annual general meeting of IDW shareholders, which was filed with the SEC on April 10, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting IDW’s Corporate Secretary, as described above.